Exhibit 99.1
Company Contact
Rob Schreck
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
rob.schreck@cimetrix.com

Cimetrix Announces First Quarter 2012 Financial Results

SALT LAKE CITY, UT — May 9, 2012 — Cimetrix, Incorporated (OTCQB & OTCBB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for its first quarter ended March 31, 2012 as follows:
•	Maintained profitability amid downward industry cycle spanning more than six months
•	First quarter 2012 net income of $15,000 compares with $290,000 in same period of 2011
•	Research and development spending as a percentage of sales remains consistent year-over-year and drives continued design wins
•	Software revenue in first quarter increased 12% compared to fourth quarter 2011, while down 27.5% from same period of 2011
•	Total revenue for the first quarter decreased 23% year-over-year from $2.1 million in the first quarter of 2011 to $1.6 million in the first quarter of 2012

Management’s Comments
“We are pleased to report that amid a slowdown during the past six months from overcapacity in each of our three addressable markets, we continued to make progress with design wins for our initial connectivity software line as well as for our next generation platform for equipment control software,” stated Bob Reback, president and CEO of Cimetrix. “This progress validates the investments we have made in research and development, which remains at approximately 14% of sales. We have a scalable business model that enables us to moderate spending according to industry cycles. As such, we have set a goal of maintaining profitability until the markets accelerate and we are able to deliver significantly higher profitability with increased tool shipments by our customers.

“Cimetrix anticipated that the fourth quarter of 2011 would be the trough of the semiconductor capital equipment downward cycle and that software revenue would begin to increase on a sequential basis during the first quarter of 2012 as semiconductor customers began to ship more machines. Consistent with this outlook, our actual results were in line with our forecast. The semiconductor industry appears to have bottomed out and is showing indications of further improvement. During the same period, we saw the effects of the dramatic decline in both the Photovoltaic (PV) and light emitting diode (LED) industries. While we expect to see the LED market rebound, we have limited visibility on meaningful opportunities in the PV market. Most of the product development and design win activity we have participated in reflect our primary focus on the semiconductor and LED markets. Given our success in these verticals, we are better positioned for revenue growth and improved profitability upon a resumption of demand.”

First Quarter 2012 Highlights
1.
New CIM300™ customer design win. The Company was awarded a new design win for the Cimetrix CIM300 SDK (Software Development Kit) to implement connectivity that complies with SEMI GEM 300 standards. This win is expected to provide new runtime license revenue in 2013.

2.
New CIMControlFramework™ design wins. Cimetrix won two key designs for the CIMControlFramework product to be used in new customer equipment currently in the design phase. While it typically takes one or more years to develop a new model of capital equipment, once the new model is launched in the marketplace, these design wins are expected to contribute increased runtime license revenue.

3.
New version of CIMPortal™ in beta testing. Cimetrix released a beta version of its CIMPortal 2.0 SDK, the software used by equipment suppliers to develop an EDA/Interface A connection, to key customers for implementation and testing. The new version supports ISMI’s 0710 Freeze Version of EDA, and includes feature upgrades and specific features for GLOBALFOUNDRIES. Once beta testing is complete, Cimetrix will release the product to the market for general availability.

4.
SEMI LED standards work. After years of investigation and analysis, the SEMI HB-LED (High Brightness) task force is now proceeding to develop industry standards. Cimetrix is playing a key role in these standards activities based on its in-depth experience in semiconductor and PV. Earlier, Cimetrix played a similar role in defining and establishing standards for both semiconductor and PV capital equipment that led to the Company’s strong revenue growth in the last 3 years.

Second Quarter 2012 Outlook
Cimetrix continues to pursue new design wins worldwide for software products and services. The Company expects incremental improvements in software license revenue, with the semiconductor capital equipment market driving this growth. Professional Services revenue is expected to decline on a sequential basis, since a series of projects were completed during the first quarter and newer projects are being initiated.

About Cimetrix Incorporated
Cimetrix (OTCQB & OTCBB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMI SECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.
For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip, PV, LED, and other electronics manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of EDA/Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.
# # #

Company Contact	Investor Contact
Rob Schreck	Jordan Darrow
Cimetrix, Incorporated	Darrow Associates, Inc.
Phone: (801) 256-6500	Phone: (631) 367-1866
Fax: (801) 256-6510	jdarrow@darrowir.com
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2012	December 31,
ASSETS	(Unaudited)	2011
Current assets:
Cash and cash equivalents	$635,000	$871,000
Accounts receivable, net	1,018,000	944,000
Inventories	22,000	22,000
Prepaid expenses and other current assets	57,000	64,000
Total current assets	1,732,000	1,901,000

Property and equipment, net	112,000	122,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$1,928,000	$2,107,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$186,000	$224,000
Accrued expenses	199,000	485,000
Deferred revenue	318,000	213,000
Total current liabilities	703,000	922,000

Total liabilities	703,000	922,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,234,256 and 45,234,256 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,626,000	33,601,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,356,000)	(32,371,000)
Total stockholders’ equity	1,225,000	1,185,000

	$1,928,000	$2,107,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended
	March 31,
	2012	2011
Revenues:
New software licenses	$968,000	$1,448,000
Software license updates and product support	242,000	222,000
Total software revenues	1,210,000	1,670,000
Professional services	378,000	383,000

Total revenues	1,588,000	2,053,000

Operating costs and expenses:
Cost of revenues	744,000	824,000
Sales and marketing	271,000	273,000
Research and development	218,000	277,000
General and administrative	323,000	365,000
Depreciation and amortization	15,000	11,000

Total operating costs and expenses	1,571,000	1,750,000

Income from operations	17,000	303,000

Other income (expenses):
Interest income	-	1,000
Interest expense	-	(14,000)

Total other expenses, net	-	(13,000)

Income before income taxes	17,000	290,000

Provision for income taxes	2,000	-

Net income and comprehensive income	$15,000	$290,000

Net income per common share:
Basic	$0.00	$0.01
Diluted	$0.00	$0.01

Weighted average number of shares
outstanding:
Basic	45,698,000	45,017,000
Diluted	45,763,000	46,664,000